Exhibit 107

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, no par value, underlying 3 year warrants	4,315,787	$1.00	$4,315,787	$475.60
Common Stock, no par value, underlying 5 year warrants	4,315,787	$1.00	$4,315,787	$475.60
Total:			$8,631,574	$951.20

(1)	Pursuant to Rule 416, the securities being registered hereunder include such indeterminate number of additional securities as may be issued after the date hereof as a result of stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(c) under the Securities Act on the basis of the maximum aggregate offering price of all of the securities to be registered.